CANARY WHARF

GROUP PLC

03 JAN -8 AM 10: 10

82-4997

03003140

JRG/AM/2424
30 December 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to directors' interests and notification of major interest in shares.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/23

J R Garwood
Group Company Secretary

Canary Wharf Group - Holding(s) in Company

RNS Number:6488F
Canary Wharf Group PLC
30 December 2002

Canary Wharf Group plc

Notification of major interest in shares

On 30 December 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ('the Company') was notified that on 27 December 2002 ABP Investments had increased their interest in the ordinary shares of the Company to 23,615,417 (representing 4.05%* of the Company's issued share capital).

Note:

*As at 30 December 2002, the Company had an issued share capital of 583,446,725.

Contact:

John Garwood

Canary Wharf Group plc

020-7418 2312

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEALAEDLNAFFE

For more information and to contact AFX: www.afxnews.com and www.afxpress.com

Canary Wharf Group - Director Shareholding

RNS Number:6601F
Canary Wharf Group PLC
30 December 2002

Canary Wharf Group plc

Notification of Directors' Interests

The Canary Wharf Employee Share Ownership Plan Trust has increased its holding of shares to support options already issued to Canary Wharf employees, including George Iacobescu and Peter Anderson, under the Canary Wharf 1997 Executive Share Option Plan and the Canary Wharf Company Share Option Plan. The issue of 1,561,500 shares increased the holding of the Trust to 4,555,985 (0.78%).

Contact:

John Garwood

Canary Wharf Group plc

020-7418 2312

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAKAEDESAFFE
For more information and to contact AFX: www.afxnews.com and www.afxpress.com